Exhibit 99.1

Forafric Global Completes Landmark Cap Holding Transaction, Positioning Forafric Maroc for Next Phase of Growth

Closing concludes transformation of Forafric Maroc and marks another key milestone in execution of Forafric Global’s long-term strategic roadmap

Strategic roadmap continues with focus on complementary growth opportunities and expansion of global capabilities in Defense, Energy and Food Security verticals

Gibraltar, August 5, 2026 – Forafric Global PLC (Nasdaq: AFRI) (“Forafric Global” or the “Company”), a leading vertically integrated food security company serving Africa, today announced the completion of the previously announced transaction through which its wholly owned subsidiary, Forafric Agro Industries, transferred a controlling interest in Forafric Maroc S.A. (“Forafric Maroc”) to Cap Holding SA (“Cap Holding”), a leading Moroccan industrial group.

The transaction concludes restructuring and transformation program at Forafric Maroc that strengthened the company’s operating and financial foundations, enhanced business resilience and positioned the business for its next phase of growth.

The closing represents another important milestone in the execution of Forafric Global’s long-term strategic roadmap. The transaction establishes a long-term industrial partnership between Forafric Maroc and Cap Holding designed to support the company’s continued development, while enabling Forafric Global to continue advancing its broader strategic priorities.

As previously disclosed, this milestone forms part of Forafric Global’s broader strategy to develop complementary business platforms and expand its global capabilities across Defense, Energy and Food Security verticals, supporting the Company’s long-term growth objectives and value creation strategy.

Transaction Details

Under the terms of the transaction, Cap Holding acquired a 68% equity interest in Forafric Maroc from Forafric Agro Industries, a wholly owned subsidiary of Forafric Global.

As consideration for the acquisition, Cap Holding agreed to:

●	Subscribe for a MAD 100 million capital increase (approximately US$10 million)

●	Implement a reduction of approximately MAD 280 million of Forafric Maroc’s financial indebtedness (approximately US$28 million)

●	Provide funding for Forafric Maroc’s financing requirements for two years following closing, without diluting Forafric Agro Industries’ remaining equity interest

●	Provide funding to support Forafric Global’s working capital requirements.

In connection with the transaction, Crédit Agricole du Maroc is expected to become a minority shareholder of Forafric Maroc through the conversion of MAD 100 million of existing indebtedness into equity, representing a 7% ownership interest. The related transaction document has been signed but has not yet closed.

Khalid Assari, Chief Executive Officer of Forafric Maroc, commented, “Today marks the beginning of a new chapter for Forafric Maroc. The transformation achieved over the past eighteen months has strengthened our Company, our teams and our ability to deliver long-term value. We are pleased to welcome Cap Holding as our long-term industrial partner and look forward to building on our shared commitment to operational excellence, innovation and sustainable growth.

“I would like to thank every member of the Forafric Maroc team whose dedication, professionalism and resilience made this milestone possible.”

Strategic Priorities and Future Growth Opportunities

As part of its long-term strategic roadmap, Forafric Global continues to pursue the potential acquisition of Millcorp Geneva SA (“Millcorp”), a Swiss cereal trading and logistics company and a related party of the Company.

Millcorp represented approximately 25% of Forafric Global’s total assets for fiscal year 2025. If completed, the proposed acquisition would expand the Company’s international platform, strengthen its presence across complementary food security activities and support additional long-term growth opportunities.

The potential acquisition of Millcorp represents another component of Forafric Global’s broader strategy to develop complementary platforms and capabilities across its targeted Defense, Energy and Food Security verticals.

There can be no assurance that negotiations will result in a definitive agreement or that the proposed transaction will be completed.

About Forafric Global PLC

Forafric Global PLC (Nasdaq: AFRI) is a leading African food security company focused on the production and distribution of essential food products. The Company operates across key markets and is committed to building sustainable, long-term value through operational excellence, strategic growth initiatives and investments across complementary food security platforms.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “intend,” “will,” “would,” “could,” “should,” “may,” “target” and similar expressions, and include statements regarding the Transaction, the anticipated benefits of the partnership with Cap Holding, the expected conversion of indebtedness by Crédit Agricole du Maroc into a minority equity interest in Forafric Maroc, the Company’s ongoing strategic refocus, including negotiations with Millcorp and the potential timing, terms and completion of any related transaction, and the Company’s future growth, financial position, working capital and business strategy.

These forward-looking statements are based on the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that could cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. These factors include, among others: the failure to realize the anticipated strategic and financial benefits of the Transaction or to implement the indebtedness reduction and financing commitments described herein on the anticipated terms and timing; the ability to complete the debt-to-equity conversion with Crédit Agricole du Maroc on the terms contemplated, or at all; the ability to negotiate and consummate a transaction with Millcorp on acceptable terms, or at all, including the receipt of any required approvals of the independent directors, shareholders or regulators; the related-party nature of the Millcorp discussions and the outcome of any associated review processes; changes in commodity prices, foreign currency exchange rates (including the U.S. dollar/Moroccan dirham rate) and interest rates; political, economic, regulatory and tax developments in Morocco, Gibraltar, Switzerland and other jurisdictions in which the Company operates; competitive dynamics in the grain-based foods and cereal trading industries; the Company’s ability to execute its strategic refocus and manage its capital structure and liquidity; and the other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K.

Forward-looking statements speak only as of the date they are made. Except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, changes in assumptions or otherwise. Readers are cautioned not to place undue reliance on any forward-looking statement.

Contacts

Forafric Global PLC Madison Building Midtown Queensway, Gibraltar GX11 1AA
+350 200 72505
info@forafric.com